August 10, 2020

CONFIDENTIAL

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC  20549-3628

Attn:                    Shannon Menjivar

Re:                             NETSTREIT Corp.

Amendment No. 1 to Form S-11

Filed August 5, 2020

File No. 333-239911

Dear Ms. Menjivar:

On behalf of NETSTREIT Corp. (the “Company”), as a follow-up to our telephone conversation on August 10, 2020, set forth below is the revised response of the Company to Comment No. 2 from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated August 7, 2020, regarding the first amendment to the Company’s Registration Statement on Form S-11 filed on August 5, 2020 (File No. 333-239911) (the “Registration Statement”).  For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Distribution Policy, page 65

2.              We note that your estimated annual distribution of $0.80 per share of common stock as disclosed on page 65, based on an initial distribution rate of $0.20 per share of common stock for a full quarter, is not consistent to the estimated initial annual distribution rate per share of common stock and OP unit of $0.70 as disclosed in your table on page 67. Please reconcile this discrepancy.

The Company has revised its disclosure in the “Distribution Policy” section of the Registration Statement to reflect payment of an annualized dividend of $0.80.

If you have any questions regarding the response in this letter, please contact me by phone at (312) 558-3722 or via e-mail at croupas@winston.com.

Respectfully submitted,

/s/ Christina T. Roupas

Christina T. Roupas
Partner
Winston & Strawn LLP

cc:	Courtney M.W. Tygesson
Winston & Strawn LLP